UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

September 5, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Brion R. Thompson

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Mr. Thompson:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 99/100 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2012 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS Equity Long-Short Multi-Strategy Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

Prospectus

1.        Comment.  Please include the 1% contingent deferred sales charge (“CDSC”) for Class A shares in the fee table.

Response.  The requested change has not been made, as the Fund believes that it could be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the fee table, since no shareholder would be charged both a maximum front end sales charge of 5.50% and a CDSC of 1.00%.  The Fund believes that the fee table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1,000,000 or more (i.e., pay no front-end sales charge) and sell such shares within one year of the purchase date—in the waiver of sales charge section of the prospectus is appropriate.

2.           Comment.  Please file the Expense Limitation Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response.   The Expense Limitation Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

3.           Comment.  Please consider whether disclosure regarding the frequent trading of securities should be added to the Fund’s principal investment strategy given the Fund’s high portfolio turnover rate (460%) for its most recent fiscal year.

Response.  The requested disclosure has not been made, as the Fund’s high portfolio turnover rate for its most recent fiscal year was due to it being the Fund’s first full year of operations rather than a result of the Fund’s principal investment strategy.  The Fund’s portfolio turnover rate of 144% for its most recent six-month period further demonstrates that frequent trading is not part of the Fund’s principal investment strategy.

4.           Comment.  Given that the Fund as “equity” in its name, please add disclosure regarding the Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity or equity-related securities as required by Rule 35d-1.

Response. Pursuant to Rule 35d-1, the following disclosure has been added to the Fund’s prospectus:

Under normal circumstances, the Fund invests at least 80% of its net assets (plusborrowings for investment purposes, if any) in equity and/or equity-relatedinstruments.  Equity-related instruments include securities or other instrumentsthat derive their valuefrom equity securities and may include such instruments as short sales of equity securities, swaps on equity securities, and future and options on equity securities.

5.           Comment.  As the Fund includes investments in derivative instruments as part of its principal investment strategy, please add disclosure relating to how such derivative instruments are quantified.

Response.  The value of such derivative instruments are calculated for purposes of the Fund’s principal investment strategy in the same manner that the value of such derivative instruments are calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

6.           Comment.  Under the heading “Management process” in the Fund summary, please add a description of each of the Fund components to which the Fund’s assets will be allocated.

Response.   The multiple strategies used to achieve the Fund’s objective are based on the various sectors in which the Fund is currently invested and the management and securities selection processes are similar for those various sectors.  To the extent a new strategy is added that has different management and securities selection processes than those currently disclosed, we will add disclosure regarding the additional management and securities selection processes to the Fund’s prospectus under the headings “Management process” and “Securities selection.”  We do not feel that it is necessary to further identify the various Fund components because such components are internal proprietary processes within UBS Global Asset Management (Americas) Inc. and are not underlying funds or products.  Therefore, we do not believe that further detail identifying the Fund components would be helpful disclosure for investors.

7.           Comment.  Please change the caption “Main risks” in the Fund summary to “Principal risks” to be consistent with Form N-1A and the caption used in the “More information about the fund” section of the prospectus.

Response.  The caption “Main risks” in the Fund summary is a style-specific caption used for all funds in the UBS Funds complex.  Therefore, the Registrant respectfully declines to make the requested change at this time to remain consistent with other funds in the UBS Funds complex.  The Registrant will take this comment under consideration for future filings.

8.           Comment.  Please add disclosure to the Fund summary regarding the Fund’s strategy to invest in foreign and emerging market securities to be consistent with “foreign investing risk” on page 5 of the prospectus.

Response.  The Fund’s strategy to invest in foreign and emerging market securities is currently disclosed on page 4 of the prospectus in the first paragraph under the caption “Principal strategies – Principal investments.”

9.           Comment.  Please add a summary of the risks associated with each distinct Fund component to “multi-strategy risk.”

Response.  The risks associated with each Fund component are currently included as separate principal risks of the Fund.  This “multi-strategy risk” is intended to capture the risk that the investment manager could allocate assets to a Fund component that underperforms.

 10.           Comment.  In the fourth paragraph under the heading “Principal investment strategies,” please add a description of each of the Fund components to which the Fund’s assets will be allocated.  Please also add disclosure explaining the particular Fund components you are referring to under the heading “Securities selection.”

Response.  Please see response to Comment #6 above.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds

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